American Realty Funds Corporation
501 S. Euclid Avenue
Bay City, Michigan 48706
800-613-3250

April 12, 2011

Ms. Sandra Hunter

Mr. Eric McPhee
Mr. Dan Gordon

Mr. Tom Kluck
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         American Realty Funds Corporation

Amendment No. 4 to Registration Statement on Form S-11

Dear Ms. Hunter and Messrs. McPhee, Gordon and Kluck:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on March 4, 2011. The Company has filed Amendment No 3 to the registration statement originally filed on December 1, 2010 on Form S-11 to reflect each of the responses.

Background Information about our Officers and Directors, page 31

1.

We note your response to comment 8 of our letter dated March 4, 2011 in which you have revised this section to describe the business experience of your executive officers and directors. Please revise to clarify the principal business of the organizations where your executive officers and directors have worked in the past five years. Please refer to Item 401(e) of Regulation S-K.

Response: We have revised the registration statement.

Management, page 31

2.

We note Joel Wilson signs the registration statement in several capacities, including Chief Financial Officer. Please revise this section to list all positions held by each individual.

Response: We have revised the registration statement.

Code of Ethics, page 33

3.

We note your response to comment 10 of our letter dated March 4, 2011. We note you indicate on page 33 that your code of ethics applies to your chief executive officer, chief financial officer, chief accounting officers and all persons providing similar functions. We further note you indicate on page 54 that your code of ethics is for all directors, officers and employees. Please revise your disclosure for consistency.

Response: We have revised the registration statement.

Certain Relationships and Related Party Transactions, page 35

4.

We note your response to comment 11 of our letter dated March 4, 2011 in which you indicate you have filed a corrected Sublet Agreement. We further note that Exhibit 10.7 identifies your office space you rent as 501 S. Eulicid Avenue. We further note that within your registration statement you identify the address of the office space you rent as 501 S. Euclid Avenue. Please revise.

Response: We have revised the exhibit.

Dodd-Frank Wall Street Reform Act, page 40

5.

We note your response to comment 16 of our letter dated March 4, 2011. Please expand your disclosure to discuss how you will comply with the applicable provisions of Dodd-Frank.

Response:  We have revised the applicable section.

Customers, page 43

6.

We note your response to comment 22 of our letter dated March 4, 2011 in which you indicate that $16,380 of the down payment made by buyers was borrowed from a company controlled by your Co-Chief Executive Officer. Please revise your disclosure in this section to identify the name of the company controlled by your Co-Chief Executive Officer.

Response: We have revised the registration statement.

Sources of Down Payment, page 44

7.

We note from your disclosure that down payment loans have been made to your purchasers by Diversified Lending Services, LLC, but paragraph 12 of the land contract you filed as an exhibit states that the Purchaser, as defined, has received a loan from the Seller, presumably you. Please revise to reconcile.

Response: Down payment loans were made by Diversified Lending Services, LLC. A corrected Land Contract has been re-filed.

Summary Compensation Table, page 47

8.

We note your response to comment 24 of our letter dated March 4, 2011. We further note you have not included the founders’ shares issued on February 22, 2010 in your Summary Compensation Table, nor have you explained why you are not required to do so. We therefore re-issue our prior comment. Please include the founders’ shares in your Summary Compensation Table, or explain why you are not required to do so.

Response: We have added the founders’ shares to the Summary Compensation Table.

Exhibits

9.

We note your response to comment 33 of our letter dated March 4, 2011. We continue to note that Exhibit 10.9 Form of Land Contract is not executed and we therefore re-issue our prior comment. Where two or more contracts are substantially identical, the company should file one executed copy of the contract and include a schedule that identifies the omitted contracts and sets forth the material details in which such contracts differ from the contract that was filed. We further note that the schedule filed as Exhibit 10.10 does not include all the materials details of the contracts. For example purposes only, we note you have not identified the purchasers. Please refer to Instruction 2 to Item 601 of Regulation S-K and amend.

Response: We confirm that each property subject to a land contract has been entered into by different purchasers and that no purchaser is related to any officer, director or employee of our company.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel I. Wilson
Joel I. Wilson
Chief Executive Officer